FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following is an English translation of the results news release issued in French by CCF, HSBC Holdings plc's subsidiary in France.


               CCF 2003 ANNUAL RESULTS (FRENCH GAAP) - HIGHLIGHTS

   -Attributable profit up 11.7 per cent to EUR627 million.

   -Operating profit before provisions and excluding gains on the equity investment portfolio up 11.3 per cent. Including equity investment portfolio gains, performance was marginally up at EUR731 million.

   -Efficiency improved as operating costs were well contained, with cost:
    income ratio falling from 71.8 per cent to 69.8 per cent excluding equity investment portfolio; 68.8 per cent including equity investment portfolio.

   -Credit quality was satisfactory with provisioning requirements dominated by provisions against two deteriorating industries.

   -Return on invested capital of 18.1 per cent compared with 16.3 per cent in 2002.

By business segment:

   -Retail and commercial banking: a good performance with operating profit before provisions up EUR75 million or 17.3 per cent.

   -Corporate, investment banking and markets: operating profit before provisions up EUR52 million or 29.3 per cent.

   -Asset management and private banking: funds under management up
    22.5 per cent to EUR63.6 billion, but operating profit before provisions depressed by EUR2 million because of a persistently difficult environment in private banking and the cost of restructuring the business.

Financial Results

Comment by Charles de Croisset, Chairman:

"Once again, CCF has delivered a robust performance amid a persistently difficult economic climate. Drawing on the talent of our own teams and on synergies with the HSBC Group, we continue to pursue our strategy of growth in our target markets and have succeeded in achieving some very ambitious commercial goals.

"I am leaving CCF today after 24 years with the senior management team. During that time, net profit has risen thirtyfold. Since becoming part of the HSBC Group in 2000, which was a particularly good year for the French banking sector, CCF has maintained growth with a 31 per cent increase in net profit.

"Our integration with the HSBC Group is now complete and I believe CCF has the means to continue its growth under optimum conditions, in the capable hands of its new chairman, Charles-Henri Filippi."

CCF's financial results in 2003

CCF made a net attributable profit (excluding goodwill amortisation) of EUR692 million in 2003, an increase of 14.9 per cent compared with 2002. On a reported basis, the net attributable profit for 2003 was EUR627 million, an increase of
11.7 per cent on 2002.

In a relatively difficult economic environment, operating income from CCF's core businesses rose by 3.7 per cent to EUR2,306 million. Including the sharp decline in private equity revenues, total operating income rose by 0.4 per cent to EUR2,345 million.

Operating costs were kept well under control at EUR1,614 million, an increase of just 0.4 per cent after 1.5 per cent in 2002. This was despite the cost of restructuring the private banking business.

Operating profit before provisions from core businesses increased by 11.3 per cent and the cost:income ratio fell from 71.8 per cent to 69.8 per cent. After taking into account private equity activity, operating profit before provisions increased by 0.2 per cent to EUR731 million.

Below operating profit before provisions, an exceptionally low tax charge following settlement of prior year items, together with a reduction in the reserve for general banking risks, more than offset the movement in the charge for provisions against two deteriorating industries and the decrease of intra-group capital gains.

Shareholders' funds amounted to EUR3.4 billion after the year's transfer to retained earnings and accruing for a payout ratio of 74.2 per cent. The tier one capital ratio remained high at 8.8 per cent. Return on equity, calculated on the basis of average shareholders' funds after the year's transfer to retained earnings, stood at 18.1 per cent including the write-back from the reserve for general banking risks, and at 15.7 per cent excluding this write-back.

In light of these results, the Board is proposing a dividend of EUR6.25 per share. The total dividend payment will be EUR465 million, representing a payout of 74.2 per cent.

CCF's development within the HSBC Group

CCF's integration within the HSBC Group is now complete. The benefits can been seen in the commercial and financial performance achieved by the company's core businesses.

CCF has continued to develop its business activities and rationalise its organisational structure to improve efficiency and productivity. Its goal is to become one of France's leading banks in its target markets, drawing on the resources of the one of the world's leading banking and financial services organisations.

Two restructuring projects took place in 2003:

   -In private banking, CCF combined its four specialist subsidiaries - HSBC
    Republic, CCF Banque Privee Internationale, Banque Eurofin and Banque du Louvre - to create HSBC Private Bank France on 1 October 2003. Drawing on an internationally recognised brand name, the new bank will continue with all the business activities previously conducted by the four subsidiaries, combining their expertise and generating major synergies within the business area.

   -In employee savings, CCF bought out the minority interests in Elysees
    Fonds, which was then merged with Elysees Gestion to create HSBC CCF Epargne Entreprise on 1 January 2004. The new subsidiary is a leading player in the employee savings market and offers a comprehensive range of products and services.

The retail banking business continued to expand and improve its efficiency. During the year, it acquired two additional Banque Worms branches following the 11 acquired in 2002, and combined all administrative support services for the CCF branch network in the Paris region.

Lastly, CCF has embarked on a radical upgrade of its information systems and databases. During the year, preparations were made for CCF's migration to HUB, the HSBC Group's universal banking system, which will be rolled out gradually from the end of 2004. In time, the new system will lead to large cost savings and revenue synergies within the HSBC Group. CCF has also developed a financial data warehouse for all its business units, which will facilitate reporting.

Business segment results

Retail and commercial banking

Retail and commercial banking accounts for 66.8 per cent of CCF's operating income. Once again, this business produced good results in 2003, with
4.6 per cent growth in operating income to EUR1,566 million and a decrease of
0.6 per cent in operating costs to EUR1,058 million, leading to a 17.3 per cent increase in operating profit before provisions to EUR508 million.

Both the CCF retail network (operating profit before provisions up
19.9 per cent) and the regional banking subsidiaries (operating profit before provisions up 15.6 per cent) contributed to this growth. The cost:income ratio improved by more than 3.5 percentage points to 67.6 per cent. This performance reflects a dynamic commercial approach, supported by the implementation of effective customer relations management (CRM) tools. The total number of retail customers increased by 6.0 per cent during the year.

Net interest income was the main driver of growth in operating income, reflecting an increase during the year in both customer assets and customer loans, particularly in the personal segment. Another contributory factor was an improvement in interest spreads.

Total loans and advances to customers increased by 2.2 per cent, although this figure masks some contrasting trends: loans and advances to personal customers progressed by 7.6 per cent, with 11.0 per cent growth in outstanding mortgage loans and 25.0 per cent growth in new mortgage lending. By contrast, demand for business loans (mainly on short-term loans) decreased by 1.3 per cent due to poor economic conditions, although medium and long-term business loans rose by
3.9 per cent.

Sight deposits were up by 3.1 per cent in both the personal and commercial segments. Special regulated savings accounts rose by 15.5 per cent, reflecting a cautious attitude on the part of personal customers.

A dynamic commercial approach, particularly in the mid-corporate market, led to an increase in fee income. Furthermore, the successful launch of new structured products partly offset the decrease in equity-related fee and commission income. International business services such as trade services, cash management and the regional treasury centres made a strong contribution to winning new customers in this market.

Personal customers now have access to HSBC's Visa Infinite card, which is aimed at a highly selective customer base, as well as HSBC Premier International Services, designed for the bank's most valuable international customers.

Multi-channel banking continues to develop, with the establishment of a call centre with staff who are able to provide customers with immediate advice. The number of customers using CCF's e-banking facilities has increased by
37.0 per cent, with more than six million log-ins during 2003.

Corporate, investment banking and markets

Corporate, investment banking and markets reported an excellent performance, with 9.8 per cent growth in operating income to EUR473 million and a 4.0 per cent decrease in operating costs to EUR243 million. Operating profit before provisions rose by 29.3 per cent to EUR230 million and the cost:income ratio improved by almost 8 percentage points to 51.3 per cent.

Corporate banking continued to grow, with operating profit before provisions up by 10.5 per cent to EUR123 million. This performance was driven principally by structured finance and syndicated finance. In this latter segment, CCF ranks fourth in the French issuers market, according to Loanware Dealogic. International project finance was affected by a weaker dollar and a decline in the number of large contracts due to difficulties experienced by some major exporters. Property lending was down slightly compared with 2002, a year in which CCF completed several large deals.

Fixed income and forex capital market activities reported strong growth of
87.6 per cent in operating profit before provisions to EUR102 million. CCF continued to win new major clients in both the corporate and institutional segments, particularly in fixed income derivatives in Europe and Asia, and in origination business for clients in the eurozone. HSBC CCF has continued to rise in the league tables and now ranks second in euro corporate bonds and third for corporates and financial institutions combined. This illustrates the continued synergies brought by integration with the HSBC Group. HSBC CCF has also strengthened its government bond trading capability, helping increase market share among the HSBC Group's institutional clients.

Investment banking continued to suffer in persistently volatile markets, reporting a 45.8 per cent decrease in operating profit before provisions to EUR8 million. Mergers and acquisitions remained active in a weak market. HSBC CCF ranked 14th in the 2003 M&A league tables compiled by Les Echos and F&A magazine, up two places compared with 2002. CCF now ranks second in the French leveraged buy-out market (according to Mergermarket). The volatile stockmarkets continued to put pressure on the equities business. In addition, CCF's performance in 2002 was bolstered by the HSBC Group's participation in Europe's largest initial public offering for the year, for Autoroutes du Sud de la France (ASF). This was managed by HSBC's corporate finance team in France. Major investment has been made in the equity derivatives business and CCF has become the centre of expertise in this area for the HSBC Group.

Asset management and private banking

Asset management achieved a strong performance. Funds under management increased by 28.9 per cent to EUR47.3 billion. Operating income rose by 12.1 per cent to EUR115 million and operating costs by 7.8 per cent to EUR96 million leading to
41.3 per cent growth in operating profit before provisions of EUR19 million.

HSBC Asset Management Europe consolidated its presence in the institutional segment with a number of major commercial successes. Funds under management increased by 17.3 per cent to EUR31.1 billion. This growth was achieved through an influx of new corporate clients and the distribution in Europe of two equity products new to the region, HGIF Chinese Equity and HGIF Indian Equity. This is another example of the benefits of integration with the HSBC Group. HSBC AME also won several awards for its investment performance. The HSBC GIF Pan European Equity fund was awarded best five-year performance by La Tribune/S&P and was ranked third by the Journal des Finances.

Sinopia enjoyed considerable success in Hong Kong and the United Kingdom with its capital protected investment funds, bringing in more than EUR5.7 billion of new business. Funds under management increased by 68.4 per cent to EUR14.1 billion. This success is an excellent illustration of CCF's role as a specialist for the HSBC Group in certain businesses, including quantitative investment management.

In private banking, CCF combined its four specialist subsidiaries to create HSBC Private Bank France, a leading player in the French market. Funds under management grew by 7.2 per cent to EUR16.3 billion despite a continued volatile environment. The business produced a positive result before provisions despite merger-related costs of restructuring, and for employee stock options and liquidity contracts. Results are expected to recover sharply in 2004, driven by revenue and cost synergies generated by the merger.

Finally, several funds managed by Louvre Gestion, a subsidiary of the new bank, won various industry awards, including one for best performance, from La Tribune /S&P for the Integral Valor fund (five-year, three-year and one-year).

Eurozone

Group branches in the eurozone managed by CCF^ reported a 9.3 per cent increase in banking revenues, following a series of prime lending transactions to major corporates in Italy, Spain, France and Belgium. A further contributory factor was a 4.6 per cent decrease in operating costs, principally due to disposal of the private banking business in Italy. Operating profit before provisions was up
40.0 per cent.

^CCF's published figures only include the results of HSBC branches in Belgium and Greece, which are legally owned by CCF. HSBC branches in Italy, Spain, France and the Netherlands are managed by CCF but are legally owned by HSBC Bank plc.

Equity portfolio operations

Private equity and equity investment operations made a contrasting contribution to results. In 2003, Charterhouse's private equity portfolio did not generate the significant capital gains it did in 2002. Operating profit before provisions therefore amounted to only EUR34 million in 2003 compared with EUR103 million in 2002, a decrease of EUR70 million which depressed growth in CCF's overall operating results. However, following the recovery of the stockmarkets during 2003, capital gains were realised on the listed portfolio which had been affected last year by substantial write-downs. Net profit amounted to EUR47 million in 2003 compared with EUR29 million the previous year, a rise of EUR18 million. At 31 December 2003, CCF's equity investment portfolio was valued at EUR887 million, based on latest prices for listed equities and most recent valuations for unlisted equities, generating unrealised capital gains of EUR253 million.


Main Items of Consolidated Profit and Loss Accounts

Financial results (French GAAP)^


                                                     Of which
                                                    portfolio                   Other
Figures in                                    %    activities         %    activities         %
EUR million            2003      2002    change          2003    change          2003    change

Net interest income   1,010       975       3.6           (11)        -         1,021
Other operating
  income              1,335     1,362      (2.0)           50                   1,285
Operating income      2,345     2,337       0.4            39     (65.9)        2,306       3.7
Staff and
  administration
  expenses           (1,510)   (1,503)      0.5            (4)                 (1,506)
Depreciation and
  amortisation of
  intangibles          (103)     (104)     (0.6)           (1)                   (102)
Operating expenses^^ (1,614)   (1,607)      0.4            (5)    (52.3)       (1,609)      0.8
Operating profit
  before provisions     731       730       0.2            34     (67.2)          697      11.3
Provisions             (138)       34         -             -         -          (138)        -
Operating profit
  after provisions      594       764     (22.3)           34     (67.3)          559     (15.3)
Gains/(loss) on
  disposal of
  fixed assets           32       (30)        -            22         -            10         -
Other income from
  associates and
  joint-ventures         16        16      (0.3)            7         -             9         -
Tax                     (44)     (213)        -           (16)        -           (28)        -
Profit on ordinary
  activities after
  tax                   598       538      11.3            47         -           551       8.3
Exceptional items        10        87         -             -         -            10         -
Goodwill amortisation   (65)      (40)        -             -         -           (65)        -
Reserve for general
  banking risks          85       (18)                      -         -            85
Minority interests       (2)       (5)        -             -         -            (2)
Profit attributable
  to shareholders       627       562      11.7            47      62.0           581       9.0
Profit attributable
 (excluding goodwill
  amortisation)         692       602      14.9            47      62.0           645      12.6




Analysis of figures by business segment (financial figures)^


Figures in EUR million                         2003     2002    % change

Operating income
Retail and commercial banking               1,566    1,497         4.6
Corporate, investment banking & markets       473      431         9.8
Asset management and private banking          239      229         4.7
Other activities and miscellaneous^^^          28       67           -
Total core businesses                       2,306    2,224         3.7
Equity investment portfolio                    39      113           -
                                   Total    2,345    2,337         0.4

Operating profit before provisions
Retail and commercial banking                 508      433        17.3
Corporate, investment banking & markets       230      178        29.3
Asset management and private banking           20       22        (7.4)
Other activities and miscellaneous^^^         (61)      (6)          -
Total core businesses                         697      627        11.3
Equity investment portfolio                    34      103           -
                                   Total      731      730         0.2

Results of Eurozone business line (managed perimeter)^^^^

                                                                     %
Figures in EUR million                      2003       2002       change

Operating income                           105         96          9.3
Operating expenses                         (63)       (66)        (4.6)
Operating profit before provisions          42         30         40.0


^Changes in scope have not been restated in the reported figures as they are limited (disposal of Loxxia and HSIL in 2002 and acquisition of HSBC Republic France in 2002) and have no significant impact:

- Impact of changes in scope of business on operating income: EUR(15) million

- Impact of changes in scope of business on operating profit before provisions: EUR(6) million

- Excluding changes in scope of business, operating income would have increased by 1.0 per cent and operating profit by 1.0 per cent.

^^2002 costs have been restated in order to integrate a change in accounting methodology on two items. These items were previously included in 'exceptional results' and are now included in operating expenses: cost of stock options (EUR17 million) and contribution towards the banking system stabilisation mechanism (EUR2 million).

^^^Return on free capital and miscellaneous activities.

^^^^CCF's published figures do not include the results of all of the Eurozone branches it manages, as only CCF Greece and CCF Brussels are legally owned by CCF. The HSBC branches in Italy, Spain, France and the Netherlands are managed by CCF but are legally owned by HSBC.

For more information about CCF, its activities, products and services, visit www.ccf.com.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 March 2004